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SEC FILE NUMBER
8- 50666

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


RECEIVED
MAR 01 2002
143

NAME OF BROKER-DEALER:

CPA Financial Advisers, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Seabreeze Blvd., Suite 230
(No. and Street)

Daytona Beach, (City) Florida (State) 32118 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie L. Castro (386) 258-5115
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLP
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, David D. Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CPA Financial Advisers, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None



Wende L. Aldrich
MY COMMISSION # DD008845 EXPIRES
June 8, 2003
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

President
Title

Wende L. Aldrich 2.18.02
Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT

Board of Directors
CPA Financial Advisers, Inc.
Daytona Beach, Florida

We have audited the accompanying statement of financial condition of CPA Financial Advisers, Inc. as of December 31, 2001, and the related statements of loss, shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CPA Financial Advisers, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted with the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2001, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLP

February 5, 2002

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

Division for CPA Firms *American Institute of Certified Public Accountants* *Florida Institute of Certified Public Accountants*
Member of IA International With Correspondent Offices in Principal Cities Of The World

CPA FINANCIAL ADVISERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Current assets:	
Cash	$ 18,537
Commissions receivable	75,463
Prepaid expenses	3,355
	97,355
Equipment:	
Equipment and office furniture	71,014
Vehicles	49,877
Less: accumulated depreciation	(31,488)
	89,403
	$ 186,758

LIABILITIES AND SHAREHOLDER'S EQUITY

Current liabilities:	
Current portion of long-term debt	$ 1,683
Accounts and commissions payable	50,332
	52,015
Long-term debt less current portion	7,645
Shareholder's equity:	
Common stock, $.01 par value, 2,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	136,464
Retained earnings	(9,367)
	127,098
	$ 186,758

See notes to financial statements.

CPA FINANCIAL ADVISERS, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commission income	$ 601,808
Financial planning and investment advisory fees	892
Affiliation fees	36,892
Other	44,926
	684,518
Expenses:	
Commission expense	295,859
Selling, general and administrative	449,232
Depreciation	19,262
	764,353
Net loss	$ (79,835)

See notes to financial statements.

CPA FINANCIAL ADVISERS, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional	Retained Earnings
	Shares	Amount	Paid-In Capital	(Deficit)
Balances, January 1, 2001	100	$ 1	$ 106,464	$ 70,468
Capital contributions	-	-	70,000	-
Return of capital	-	-	(40,000)	-
Net loss for the year ended December 31, 2001	-	-	-	(79,835)
Balances, December 31, 2001	100	$ 1	$ 136,464	$ (9,367)

See notes to financial statements.

CPA FINANCIAL ADVISERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net loss	$ (79,835)
Adjustments to reconcile net loss to net cash used by operating activities:	
Depreciation	19,262
Loss on disposal of fixed assets	620
Changes in operating assets and liabilities:	
Decrease in commissions receivable	53,203
Increase in prepaid expenses	(3,355)
Decrease in accounts and commissions payable	(32,005)
Decrease in accrued expenses	(109)
Total adjustments	37,616
Net cash used by operating activities	(42,219)
Cash flows from investing activities:	
Purchase of equipment and net cash used by investing activities	(7,205)
Cash flows from financing activities:	
Principal payments on long-term debt	(35,923)
Capital contributions	70,000
Return of capital	(40,000)
Net cash used by financing activities	(5,923)
Net decrease in cash	(55,347)
Cash at beginning of year	73,884
Cash at end of year	$ 18,537

See notes to financial statements.

CPA FINANCIAL ADVISERS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:
The Company was originally formed as Holland Financial Holdings Corporation in 1996 for the purpose of providing financial services. In 1999, the Company changed its name to CPA Financial Advisers, Inc. and successfully filed to become a licensed securities broker-dealer. The Company specializes in assisting certified public accountants with commission situations when dealing with securities transactions.

Revenue and expense recognition:
The revenue of the Company is derived primarily from commissions earned on the sale of securities. Commission income is recorded on the date of the transaction leading to the commission.

Equipment:
Equipment is stated at cost. The service lives for all equipment has been estimated at 5 to 10 years and the straight-line method is used for depreciation purposes. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed currently.

Computation of customer reserve:
The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(1).

Income taxes:
The Company and its sole shareholder have elected under Subchapter S of the Internal Revenue Code to have the Company's taxable income or loss reported by the shareholder. Because of this election, federal income taxes have not been provided for in the 2001 financial statements.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

2. Net capital requirements:
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2001, the Company had excess net capital of $14,623 and a net capital ratio of 2.35 to 1.

CPA FINANCIAL ADVISERS, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

FOR THE YEAR ENDED DECEMBER 31, 2001

3. Liability subordinated to the claims of creditors:
   None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2001.

4. Long-term debt:
   Long-term debt at December 31, is summarized as follows:

Installment note payable with 11.38% interest rate, due in monthly installments of $209; maturing at June 2006; collateralized by office equipment.	$ 9,328
Less current maturities	(1,683)
	$ 7,645

Maturities on long-term debt for years ending December 31, are as follows:

2002	$ 1,683
2003	1,885
2004	2,111
2005	2,364
2006	1,285
	$ 9,328

5. Lease commitments:
   The Company leases its office space under a five-year non-cancellable operating lease. Under the terms of the lease, the Company is obligated to pay for all utilities, insurance, and real estate taxes. Monthly payments on the lease are $3,165 plus sales tax. The company leases equipment under a five-year non-cancellable operating lease maturing in February 2005. Monthly payments on the lease are $126 plus sales tax. Total lease expenses for the year ended December 31, 2001 amount to $39,498.

CPA FINANCIAL ADVISERS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

5. Lease commitments – continued:

The following is a schedule of future minimum lease payments under the operating lease:

2002	$ 41,859
2003	41,859
2004	41,859
2005	6,976
	$ 132,553

6. Profit sharing:

During 2000, the Company adopted a profit-sharing plan which covers employees with two years of service and are 21 years of age or older. Under the plan agreement, the employer contribution is in direct proportion to each eligible employee's compensation for that plan year. The total contribution for the period ended December 31, 2001 amounted to $3,773 and is included in selling general, and administrative expenses in the Statement of Loss.

7. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ 2,387
Income taxes	None

During the year ended December 31, 2001, the Company acquired $10,100 of office equipment by issuing $10,100 of long-term debt.

CPA FINANCIAL ADVISERS, INC.

COMPUTATION OF NET CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2001

Shareholder's equity	$ 127,098
Deduct:	
Accounts receivable over 30 days old	(48,440)
Less: related accounts payable	24,395
Prepaid expenses	(3,355)
Fixed assets, net of depreciation	(89,403)
Less: related debt	9,328
Net capital	$ 19,623
Reconciliation with Company's computation:	
Net capital as reported in the Company's Part IIA (Unaudited) Focus Report	$ 45,136
Adjustments:	
Reduction of excludable accounts payable related to accounts receivable over 30 days	(25,513)
	$ 19,623

CPA FINANCIAL ADVISERS, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2001

Accounts payable	$ 46,210
Total aggregated indebtedness	$ 46,210
Ratio of aggregate indebtedness to net capital	2.35



Carson L. Eddy, Partner
Victor J. Incinelli, Partner
Harry E. Harp, Partner
Charlie M. Meeks, Partner

Cuthill & Eddy LLP
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Partnership

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
CPA Financial Advisers, Inc.
Daytona Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of CPA Financial Advisers, Inc. (the "Company") for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3750 • PHONE (407) 644-7455 • FAX (407) 628-5277

Division for CPA Firms American Institute of Certified Public Accountants Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directions, management, the Securities Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cutter & Casey LLP

February 5, 2002